September 30, 2022



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ACE Convergence Acquisition Corp.
1013 Centre Road, Suite 403S
Wilmington, DE 19805
Attention: Behrooz Abdi, Chief Executive Officer



        Re:     Registration Statement on Form S-4 (Registration No.
333-261055)

To whom it may concern:

        Reference is made to the above-referenced registration statement, as amended (the
   Registration Statement   ) of ACE Convergence Acquisition Corp. (the
Issuer   ) under the
Securities Act of 1933, as amended (the    Securities Act   ), with respect to
a proposed business
combination transaction involving the Issuer, a special purpose acquisition company, and Tempo
Automation, Inc., a Delaware corporation (the    Transaction   ). The
Registration Statement has
not yet been declared effective as of the date and time of this letter.

        This letter is to advise you that, effective as of September 30, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement as acting or agreeing to act with respect to the Transaction.

        Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the
Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as
amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.



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LEGAL_US_W # 113701551.1
                                      Sincerely,

                                     JEFFERIES LLC


                                     By:    _________________________
                                             ______________________
                                     Name: Shanna
                                             h      B. G
                                                    B  Green
                                     Title: Assistant General Counsel


cc:     Evan Ewing, Staff Attorney




LEGAL_US_W # 113701551.1